EXHIBIT 99.5

NEWS RELEASE

A (TSX)

ABY (NYSE)

Abitibi-Consolidated Shareholders Approve Combination with Bowater

Montreal, July 26, 2007 – Abitibi-Consolidated Inc. (NYSE: ABY, TSX: A) announced today that its shareholders have voted in favour of the combination of Abitibi-Consolidated and Bowater Incorporated (NYSE: BOW). The vote on the plan of arrangement required to effect the combination occurred today at a Special Meeting of shareholders of Abitibi-Consolidated. Approximately 80% of the vote cast were voted in favour of the combination. In addition, no material amount of shares dissented from the transaction.

“I am very pleased to see that our shareholders share the same perspective on the benefit of the proposed combination with Bowater. We believe AbitibiBowater will be a global leader with a brighter future than either company would have on its own,” said John Weaver, President and CEO of Abitibi-Consolidated. “We believe the combination with Bowater, which is expected to generate annualized synergies of at least US$250 million, will enhance financial flexibility, increase cash flow, and create a better opportunity to unlock future value.”

The combined company, which will be called AbitibiBowater Inc. will produce a wide-range of newsprint, commercial printing papers, market pulp and wood products. It will be the eighth largest pulp and paper manufacturer in the world. AbitibiBowater will own or operate 32 pulp and paper facilities and 35 wood products facilities located in the United States, Canada, the United Kingdom and South Korea.  It will also be among the world's largest recyclers of newspapers and magazines, and a global leader in sustainable forest management through independent third-party certification.

About Abitibi-Consolidated Inc.

Abitibi-Consolidated is a global leader in newsprint and commercial printing papers as well as a major producer of wood products, serving clients in some 70 countries from its 45 operating facilities. Abitibi-Consolidated is among the largest recyclers of newspapers and magazines in North America, diverting annually approximately 1.7 million tonnes of waste paper from landfills.

Contacts

Investors: Francesco Alessi 514 394-2341 falessi@abitibiconsolidated.com	Media and others: Denis Leclerc 514 394-3601 denis_leclerc@abitibiconsolidated.com

Forward-Looking Statements

Any statements made regarding the proposed combination between Abitibi-Consolidated Inc. and Bowater Incorporated, the expected timetable for completing the combination, benefits or synergies of the combination, and other statements contained in this news release that are not historical fact are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations. These statements may be identified by the use of forward-looking terminology such as the words “expects,” “projects,” “intends,” “believes,” “anticipates” and other terms with similar meaning indicating possible future events or actions or potential impact on the businesses or shareholders of Abitibi-Consolidated and Bowater. Such statements include, but are not limited to, statements about future financial and operating results, Abitibi-Consolidated’s and Bowater’s plans, objectives, expectations and intentions, the markets for Abitibi-Consolidated’s and Bowater’s products, the future development of Abitibi-Consolidated’s and Bowater’s business, and the contingencies and uncertainties to which Abitibi-Consolidated and Bowater may be subject and other statements that are not historical facts. This news release also includes information that has not been reviewed by either company’s independent auditors. There is no assurance the combination contemplated in this news release will be completed at all, or completed upon the same terms and conditions described. All forward-looking statements in this news release are expressly qualified by information contained in each company’s filings with regulatory authorities.

The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements: the ability to obtain required governmental or third party approvals of the combination on the proposed terms and schedule and without material concessions; the failure of Abitibi-Consolidated or Bowater shareholders to approve the combination; the exercise by a material percentage of Abitibi-Consolidated shareholders of their dissent rights; the risk that the businesses will not be integrated successfully; the risk that the cost savings and other expected synergies from the combination may not be fully realized or may take longer to realize than expected; and disruption from the combination making it more difficult to maintain relationships with customers, employees or suppliers. Additional factors that could cause Abitibi-Consolidated’s and Bowater’s results to differ materially from those described in the forward-looking statements can be found in the periodic reports filed by Abitibi-Consolidated and Bowater with the SEC and the Canadian securities regulatory authorities and available at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Neither Abitibi-Consolidated nor Bowater undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination, AbitibiBowater has filed and the Securities and Exchange Commission (SEC) has declared effective a registration statement on Form S-4, which includes a definitive proxy statement of Bowater, a prospectus of AbitibiBowater and a management information circular of Abitibi-Consolidated. Shareholders are urged to read the joint proxy statement/prospectus/management information circular regarding the proposed combination, and any other relevant documents filed or to be filed by Abitibi or Bowater because they contain or will contain important information. Shareholders may obtain a free copy of the definitive joint proxy statement/prospectus/management information circular, as well as other filings containing information about Abitibi-Consolidated and Bowater, without charge, at the SEC’s internet site (http://www.sec.gov) and on SEDAR (http://www.sedar.com). Copies of the definitive joint proxy statement/prospectus/management information circular and the filings with the SEC and the Canadian securities regulatory authorities that will be incorporated by reference in the definitive joint proxy statement/prospectus/management information circular can also be obtained, without charge, by directing a request to Abitibi-Consolidated, 1155 Metcalfe Street, Suite 800, Montréal, Québec, Canada H3B 5H2, Attention: Investor Relations Department, (514) 875-2160, or to Bowater, 55 E. Camperdown Way, Greenville, SC, USA, 29602, Attention: Investor Relations Department, (864) 282-9473.

Participants in the Solicitation

Abitibi-Consolidated, Bowater and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed combination. Information regarding Abitibi-Consolidated’s directors and executive officers is available in Abitibi-Consolidated's Annual Information Form for the year ended December 31, 2006 filed on SEDAR by Abitibi-Consolidated on March 15, 2007 (which was filed with the SEC on March 15, 2007 on Form 40-F), and the management proxy circular with respect to Abitibi-Consolidated’s 2007 Annual Meeting of Shareholders filed by Abitibi-Consolidated on SEDAR on April 5, 2007 (which was filed with the SEC on April 5, 2007 on Form 6-K). Information regarding Bowater’s directors and executive officers is available in the Annual Report on Form 10-K for the year ended December 31, 2006 filed with the SEC by Bowater on March 1, 2007, as amended by Amendment No. 1 filed with the SEC by Bowater on April 30, 2007 and in the definitive proxy statement with respect to Bowater’s 2007 Annual Meeting of Stockholders which is included in the registration statement on Form S-4 filed by AbitibiBowater on March 20, 2007, as amended, and was filed with the SEC on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus/management information circular and other relevant materials filed or to be filed with the SEC and the Canadian securities regulatory authorities.